Social Life Network, Inc.

3465 S Gaylord Court, Suite A509

Denver, Colorado 80113

(855) 933-3277

May 14, 2019

CORRESPONDENCE FILED ON EDGAR

Securities and Exchange Commission Division of Corporation Finance

100 F Street N.E. Washington, D.C. 20549

Mail Stop 4561

Attn:	Barbara C. Jacobs, Assistant Director; Jeff Kauten, Attorney/Advisor

Re:

Social Life Network,  Inc. (referred to herein as “we”, “our” or “us or “Social Life”

Registration Statement filed on Form S-1 Originally filed on May 2, 2019, Amendment Number 1 filed on May 13, 2019 and Amendment Number 2 filed on May 14, 2019 (File No. 333-231169)

Dear Ms. Jacobs:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Social Life Network Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-231169 filed originally on May 2, 2019, Amendment Number 1 filed on May 13, 2019, and Amendment Number 2 filed on May 14, 2019 (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Daylight Time on May 14, 2019, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to our legal counsel, Frederick M. Lehrer of Frederick M. Lehrer, P. A., at flehrer@securitiesattorney1.com.

Sincerely yours,

/s/ Ken Tapp
Ken Tapp, Chief Executive Officer